UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Acorn International, Inc.
(Name of Issuer)

American Depositary Shares, each representing three ordinary shares, par value $0.01 per ordinary share
(Title of Class of Securities)

004854105*
(CUSIP Number)

Chun R. Ding
CRCM LP
One Maritime Plaza, Suite 1107
San Francisco, CA 94111
(415) 578-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. CRCM Institutional Master Fund (BVI), Ltd.
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐     ** The reporting persons making this filing hold an aggregate of 502,860 ADSs, which is 1.69% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒     **

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 502,860
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 502,860
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 502,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.69%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. CRCM LP
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐     ** The reporting persons making this filing hold an aggregate of 502,860 ADSs, which is 1.69% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒     **

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 502,860
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 502,860
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 502,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.69%
14.	Type of Reporting Person (See Instructions): IA, PN

1.	Names of Reporting Persons. ChinaRock Capital Management Limited
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐     ** The reporting persons making this filing hold an aggregate of 502,860 ADSs, which is 1.69% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒     **

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 502,860
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 502,860
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 502,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.69%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. CRCM LLC
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐     ** The reporting persons making this filing hold an aggregate of 502,860 ADSs, which is 1.69% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒     **

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 502,860
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 502,860
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 502,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.69%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Chun R. Ding
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐     ** The reporting persons making this filing hold an aggregate of 502,860 ADSs, which is 1.69% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b)  ☒     **

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 502,860
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 502,860
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 502,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.69%
14.	Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer

This amendment No. 2 to Schedule 13D (the “13D Amendment No. 2”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”), by (i) CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (the “Fund”); (ii) CRCM LP, a Delaware limited partnership (the “Investment Manager”); (iii) ChinaRock Capital Management Limited, a Hong Kong company limited by shares (the “Sub-Investment Adviser”); (iv) CRCM LLC, a Delaware limited liability company (the “General Partner”); and (v) Chun R. Ding, a United States citizen (collectively, the “Reporting Persons”), relating to the American Depositary Shares (the “ADS”), each representing three (3) ordinary shares, par value US$0.01 per share, of Acorn International, Inc., a Cayman Islands company (the “Company”).  The Company’s principal executive office is located at 18th Floor, 20th Building, 487 Tianlin Road, Shanghai, 200233, People’s Republic of China.

Except as set forth herein, the Schedule 13D is unmodified.

As of July 13, 2011, as reflected in this 13D Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 502,860 ADSs, representing approximately 1.69% of the outstanding shares of the Company, and, accordingly, this 13D Amendment No. 2 constitutes the final amendment to the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On July 1, 2011, the Reporting Persons tendered all 1,716,407 ADSs held by them pursuant to the tender offer commenced by Bireme Limited, a Cayman Islands company, Mr. Robert Roche, Ms. Ritsuko Hattori-Roche and Mr. Don Dongjie Yang on June 3, 2011.  On July 13, 2011, 1,215,847 ADSs held by the Reporting Persons were accepted pursuant to the tender offer.

To the extent they apply, this information also amends and supplements Items 5(c) and 6 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a),(b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Subject ADS figure is 502,860.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The trade dates, number of ADSs transacted and the price per ADS (excluding commissions) for all ADSs transacted since the 13D Amendment No. 1 by the Responsible Persons for the Fund are set forth on Schedule A hereto and incorporated herein by reference.  All of such transactions were open-market transactions.

Item 5(e) of the Schedule 13D is hereby amended and supplement as follows:

The Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities on July 13, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 19, 2011

/s/ Chun R. Ding CHINAROCK CAPITAL MANAGEMENT LIMITED By: Chun R. Ding, Director

/s/ Chun R. Ding CRCM LLC, On its own behalf and as the General Partner of CRCM LP, as the Investment Manager of CRCM Institutional Maser Fund (BVI), Ltd. By: Chun R. Ding, Member

/s/ Chun R. Ding By: Chun R. Ding

SCHEDULE A

CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.

TRADE DATE	NO. OF SHARES TRANSACTED	PRICE PER SHARE
7/8/2011	2,300 (purchased)	$5.0591
7/13/2011	1,215,847 (sold per tender offer)	$6.00

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July 19, 2011

/s/ Chun R. Ding CHINAROCK CAPITAL MANAGEMENT LIMITED By: Chun R. Ding, Director

/s/ Chun R. Ding CRCM LLC, On its own behalf and as the General Partner of CRCM LP, as the Investment Manager of CRCM Institutional Master Fund (BVI), Limited By: Chun R. Ding, Member

/s/ Chun R. Ding By: Chun R. Ding